Exhibit 99.1 - Stantec Inc.’s Management's Discussion and Analysis
Management’s Discussion and Analysis
May 11, 2022
This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter ended March 31, 2022, dated May 11, 2022, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter ended March 31, 2022, and the Management’s Discussion and Analysis (MD&A) and audited consolidated financial statements and related notes included in our 2021 Annual Report filed on February 23, 2022.

Our unaudited interim consolidated financial statements and related notes for the quarter ended March 31, 2022, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to apply the same accounting policies as those used in 2021. Amendments to accounting standards adopted in the quarter and disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2022 (incorporated here by reference), did not have a material impact on the Company's consolidated financial statements or accounting policies. All amounts shown in this report are in Canadian dollars unless otherwise indicated.

Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at sedar.com and on EDGAR at sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be part of this MD&A. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Non-IFRS and Other Financial Measures
The Company reports its financial results in accordance with IFRS. However, certain indicators used by the Company to analyze and evaluate its results are non-IFRS or other financial measures, including: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), net debt to adjusted EBITDA, days sales outstanding (DSO), free cash flow, margin (percentage of net revenue), organic growth (retraction), acquisition growth, measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, compound annual growth rate (CAGR), total capital managed, working capital, and current ratio, as well as measures and ratios calculated using these non-IFRS or other financial measures. These measures are described in the Definitions of Non-IFRS and Other Financial Measures (“Definitions”) and Liquidity and Capital Resources sections of this MD&A and, where applicable, reconciliations from the non-IFRS measure to the most directly comparable measure calculated in accordance with IFRS are provided (see the Financial Highlights, Financial Performance, Liquidity and Capital Resources, and Definitions sections).

These non-IFRS and other financial measures do not have a standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures provide useful information to investors to assist them in understanding components of our financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Management’s Discussion and Analysis March 31, 2022	M-1	Stantec Inc.

Business Model
Stantec is a global design and delivery leader in sustainable engineering, architectural, planning, and environmental consulting. Operating out of 400 offices around the world, our team of 25,000 connects our clients to the design expertise, technology, and innovation required to meet today's challenges and prepare for tomorrow's opportunities.

With expertise across buildings, energy and resources, environmental services, infrastructure, and water sectors, Stantec is a trusted advisor for clients and communities addressing climate change, urbanization, and infrastructure resiliency. Our vision is to remain a top tier global design firm that maximizes long-term, sustainable value for all our stakeholders.

Our business model is designed for value. We are diversified geographically and by service offering. Our focus is on the higher-margin, lower-risk design phase of buildings, energy, infrastructure, and water projects, as well as science and consultancy work in environmental sciences. And we provide professional services in all phases of the project life cycle. Please see page M-1 to M-2 of Stantec’s 2021 Annual Report for further details on our business model.
Strategic Acquisitions Completed in 2021
Following is a list of acquisitions that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS
REPORTABLE SEGMENTS	Date Acquired	Primary Location	# of Employees	Infrastructure	Water	Buildings	Environmental Services	Energy & Resources
United States
Paleo Solutions, Inc. (Paleo)	September 2021	Los Angeles, California	65				●
Cardno Limited (Cardno)	December 2021	Boulder, Colorado	1,500	●			●
Cox|McLain Environmental Consulting, Inc (CMEC)	December 2021	Austin, Texas	70				●
Global
GTA Consultants (GTA)	March 2021	Melbourne, Australia	135	●
Engenium	May 2021	Perth, Australia	170					●
Driven by Values B.V.	November 2021	Eindhoven, Netherlands	28				●
Cardno Limited (Cardno)	December 2021	Brisbane, Australia	1,250	●	●		●

Management’s Discussion and Analysis March 31, 2022	M-2	Stantec Inc.

Business Update

COVID-19 Pandemic
We continue to monitor regional public health guidelines as we transition out of the crisis phase of the pandemic. We remain strongly positioned to capture opportunities arising from infrastructure and stimulus spending, particularly opportunities related to sustainability and resilience. Stantec offices across the globe are open (as permitted) following local re-entry plans and protocols, and our people are attending our offices either full- or part-time per our flexible work model.

War in Ukraine
Stantec has no offices, employees, or project work in Ukraine, Russia, or Belarus. Therefore, we do not expect the current conflict or economic sanctions will directly affect operations. Management is monitoring the situation for potential impacts and remains diligent in ensuring we are not working with any sanctioned entities or individuals. We have also added the Ukraine conflict to our Risk Factors (see page M-22).

Looking Ahead
As an industry leader in sustainable engineering and through synergies gained with our acquisitions, we are well positioned to address the pipeline of opportunities arising from various stimulus programs, market momentum, and growing demands for sustainable and climate change solutions. Integration activity has also been high, and we remain on schedule to complete the integration of Cardno and several recently acquired firms.

Management’s Discussion and Analysis March 31, 2022	M-3	Stantec Inc.

Q1 2022 Financial Highlights

	For the quarter ended March 31,
	2022		2021
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,313.9	125.1%	1,089.2	124.0%
Net revenue	1,050.1	100.0%	878.7	100.0%
Direct payroll costs	483.0	46.0%	412.3	46.9%
Project margin	567.1	54.0%	466.4	53.1%
Administrative and marketing expenses	426.1	40.6%	341.5	38.9%
Depreciation of property and equipment	14.2	1.4%	13.2	1.5%
Depreciation of lease assets	30.6	2.9%	26.9	3.1%
Reversal of lease asset impairment	—	—%	(1.6)	(0.2%)
Amortization of intangible assets	24.3	2.3%	13.3	1.5%
Net interest expense	12.4	1.2%	9.3	1.1%
Other	0.7	0.1%	(4.2)	(0.5%)
Income taxes	14.0	1.2%	17.1	1.9%
Net income	44.8	4.3%	50.9	5.8%
Basic and diluted earnings per share (EPS)	0.40	n/m	0.46	n/m
Adjusted EBITDA (note)	152.2	14.5%	129.1	14.7%
Adjusted net income (note)	68.4	6.5%	56.1	6.4%
Adjusted diluted EPS (note)	0.61	n/m	0.50	n/m
Dividends declared per common share	0.180	n/m	0.165	n/m
note: Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of this MD&A).
n/m = not meaningful

Q1 2022 compared to Q1 2021
We achieved adjusted diluted EPS of $0.61 in Q1 2022, an $0.11 per share or 22.0% increase from $0.50 in Q1 2021, reflecting solid execution of our strategic growth initiatives and focused project execution.
•Net revenue increased 19.5% or $171.4 million compared to Q1 2021, reflecting 6.4% organic and 13.9% acquisition net revenue growth. All of our regional and business operating units delivered organic growth, most notably in Global and in Environmental Services where organic growth was in the double-digits.
•Project margin increased $100.7 million or 21.6% to $567.1 million as a result of higher net revenue, solid project execution, and shifts in project mix. As a percentage of net revenue, project margin increased 0.9% to 54.0% from 53.1%.
•Adjusted EBITDA from continuing operations increased $23.1 million or 17.9% to $152.2 million. Adjusted EBITDA margin was 14.5% compared to 14.7% in the prior period due to higher administrative and marketing expenses as a percentage of net revenue, largely related to business development efforts on major programs, increased discretionary spending, and investments in internal resources.
•Net income decreased 12.0%, or $6.1 million, to $44.8 million, and diluted EPS from continuing operations decreased 13.0%, or $0.06, to $0.40, mainly due to higher administrative and marketing expenses,

Management’s Discussion and Analysis March 31, 2022	M-4	Stantec Inc.

depreciation, amortization, and lower other income. Additions from recent acquisitions contributed to higher depreciation and amortization. These increases in expenses were partly offset by increased project margin and lower income tax expense.
•Adjusted net income grew 21.9%, or $12.3 million, to $68.4 million, representing 6.5% of net revenue, and adjusted diluted EPS increased 22.0% to $0.61 from $0.50 in Q1 2021.
•Contract backlog stands at $5.4 billion at March 31, 2022, a new record that reflects 6.8% organic growth from December 31, 2021. Like net revenues, organic backlog growth was achieved across all our regional and business operating units. Our US operations led with organic backlog growth of 9.8%. Infrastructure and Energy & Resources achieved double-digit organic backlog growth, and Environmental Services' backlog of $1.1 billion is a high-water mark for this business. Contract backlog represents approximately 14 months of work—an increase of one month from December 31, 2021.
•Operating cash flows amounted to an inflow of $6.0 million compared to $55.7 million in the prior period. First quarter operating activities typically result in cash outflows due to a lower level of activity in the winter season and the timing of payment for our short-term incentive program. Positive operating cash flow in Q1 2022 was driven by acquisitions completed in late 2021 and improved market conditions, offset by higher cash paid to employees, reflecting our increased workforce and a higher wage environment relative to Q1 2021.
•Net debt to adjusted EBITDA (on a trailing twelve-month basis) at March 31, 2022 was 1.8x, remaining within our internal target range of 1.0x to 2.0x.
•Days sales outstanding (DSO) was 75 days, consistent with March 31, 2021 and December 31, 2021.
•In Q1 2022, we repurchased 460,657 of our common shares under our Normal Course Issuer Bid program at a cost of $28.6 million. From April 1 to May 11, 2022, we repurchased a further 386,273 common shares for $23.3 million.
•On April 1, 2022, we acquired Barton Willmore, the UK's leading planning and design consultancy firm. This acquisition added approximately 300 team members across the UK providing services for both public and private clients across all development sectors, which strategically complements our existing business in Infrastructure.
•On May 11, 2022, our Board of Directors declared a dividend of $0.18 per share, payable on July 15, 2022, to shareholders of record on June 30, 2022.

Management’s Discussion and Analysis March 31, 2022	M-5	Stantec Inc.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended March 31,
(In millions of Canadian dollars, except per share amounts)	2022	2021
Net income	44.8	50.9
Add back (deduct):
Income taxes	14.0	17.1
Net interest expense	12.4	9.3
Reversal of lease asset impairment	—	(1.6)
Depreciation and amortization	69.1	53.4
Unrealized loss (gain) on investments held on equity securities	6.0	(5.1)
Acquisition, integration, and restructuring costs (note 4)	5.9	5.1

Adjusted EBITDA from continuing operations	152.2	129.1

	For the quarter ended March 31,
(In millions of Canadian dollars, except per share amounts)	2022	2021
Net income	44.8	50.9
Add back (deduct) after tax:
Reversal of lease asset impairment (note 1)	—	(1.2)
Amortization of intangible assets related to acquisitions (note 2)	14.5	6.4
Unrealized loss (gain) on equity securities (note 3)	4.6	(3.8)
Acquisition, integration, and restructuring costs (note 4)	4.5	3.8

Adjusted net income	68.4	56.1
Weighted average number of shares outstanding - basic	111,343,295	111,280,965
Weighted average number of shares outstanding - diluted	111,613,788	111,774,488

Adjusted earnings per share
Adjusted earnings per share - basic and diluted (note 5)	0.61	0.50
See the Definitions section of this MD&A for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.
note 1: For the quarter ended March 31, 2021, this amount is net of tax of $0.4.
note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended March 31, 2022, this amount is net of tax of $4.5 (2021 - $2.2).
note 3: For the quarter ended March 31, 2022, this amount is net of tax of $1.4 (2021 - $(1.3)).
note 4: The add back of other costs primarily relates to integration expenses associated with our acquisitions and restructuring costs. For the quarter ended March 31, 2022, this amount is net of tax of $1.4 (2021 - $1.3).
note 5: Earnings per share calculated in accordance with IFRS disclosed on M-4.

Management’s Discussion and Analysis March 31, 2022	M-6	Stantec Inc.

Financial Targets
We provided our annual targets for 2022 on page M-11 in our 2021 Annual Report (incorporated here by reference). Our progress toward these targets for Q1 2022 is as follows:

	2022 Annual Range	Q1 2022 Results
Targets
Net revenue growth	18% to 22%	19.5%
Adjusted EBITDA as % of net revenue (note)	15.3% to 16.3%	14.5%
Adjusted net income as % of net revenue (note)	At or above 7.5%	6.5%
Adjusted ROIC (note)	Above 10.5%	(note)
In setting our targets and guidance, the average value for the US dollar is assumed to be $1.25 and for the GBP to be $1.73 (see Assumptions included on page M-24).
note: Adjusted EBITDA, adjusted net income, adjusted diluted EPS, and adjusted ROIC are non-IFRS measures discussed in the Definitions section of this MD&A. Adjusted ROIC is calculated annually at the end of the year.

Outlook
We are reaffirming our guidance as provided in the Outlook section of our 2021 Annual Report (incorporated here by reference). Our annual targets and guidance were based on our diversified business, our position as an industry leader to support the growing demands for sustainable solutions, record high backlog, and our continued integration efforts and synergies achieved from acquisitions completed.

We expect net revenue growth between 18% to 22% and that organic net revenue growth will be in the mid to high-single digits, supported by momentum from record-high US backlog and project opportunities arising from the US infrastructure stimulus bill, continued robust activities in Canada, and strong economic growth from continued demand and stimulus in infrastructure sectors in Global. Our ability to meet the growing demand for our services is dependent on our highly skilled workforce. While we are seeing increased competition for staff and a higher wage environment in key geographies, we believe we continue to be well positioned to retain and attract new employees on the strength of our reputation and people-centric corporate culture, and mitigate these effects on project margins. We continue to expect to deliver annual adjusted EBITDA margin in the range of 15.3% to 16.3% and adjusted net income to be at or above 7.5%.

Our Q1 2022 results are slightly below our annual targets but are in line with our expectations. The first quarter of the year typically has lower levels of activity and, this year, we are also impacted by the protracted ramp-up of US activities for projects awarded in the second half of 2021. We expect to be in the higher end of the range in the second half of 2022 as the year progresses and activities increase.

Management’s Discussion and Analysis March 31, 2022	M-7	Stantec Inc.

Financial Performance
The following sections outline specific factors that affected the results of our operations in the first quarter of 2022.

Gross and Net Revenue
While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

We generate approximately 75% of our gross revenue in foreign currencies, primarily in US dollars, British pounds (GBP), and Australian (AU) dollars. Fluctuations in these and other currencies had a net $6.9 million negative impact on our net revenue results in Q1 2022 compared to Q1 2021:
•The US dollar averaged $1.27 in Q1 2021 and Q1 2022, remaining consistent with limited impact on our gross and net revenue.
•The GBP averaged $1.75 in Q1 2021 and $1.70 in Q1 2022—a 2.9% decrease. The weakening GBP compared to the Canadian dollar had a negative effect on gross and net revenues.
•The AU dollar averaged $0.98 in Q1 2021 and $0.92 in Q1 2022—a 6.1% decrease. The weakening AU dollar compared to the Canadian dollar had a negative effect on gross and net revenues.
Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Gross Revenue by Reportable Segment
(In millions of Canadian dollars, except percentages)	Q1 2022	Q1 2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic growth
Canada	309.3	292.5	16.8	—	n/a	16.8	5.7%
United States	702.2	588.7	113.5	83.6	0.2	29.7	5.0%
Global	302.4	208.0	94.4	73.6	(9.0)	29.8	14.3%
Total	1,313.9	1,089.2	224.7	157.2	(8.8)	76.3
Percentage Growth			20.6%	14.4%	(0.8%)	7.0%

Net Revenue by Reportable Segment
(In millions of Canadian dollars, except percentages)	Q1 2022	Q1 2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	274.0	256.1	17.9	—	n/a	17.9	7.0%
United States	531.0	454.7	76.3	60.2	0.2	15.9	3.5%
Global	245.1	167.9	77.2	61.8	(7.1)	22.5	13.4%
Total	1,050.1	878.7	171.4	122.0	(6.9)	56.3
Percentage Growth			19.5%	13.9%	(0.8%)	6.4%

Management’s Discussion and Analysis March 31, 2022	M-8	Stantec Inc.

Gross Revenue by Business Operating Unit
(In millions of Canadian dollars, except percentages)	Q1 2022	Q1 2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	369.6	304.0	65.6	59.8	(1.4)	7.2	2.4%
Water	266.2	245.6	20.6	4.7	(3.8)	19.7	8.0%
Buildings	242.4	223.4	19.0	—	(1.0)	20.0	9.0%
Environmental Services	284.3	179.8	104.5	80.2	(1.3)	25.6	14.2%
Energy & Resources	151.4	136.4	15.0	12.5	(1.3)	3.8	2.8%
Total	1,313.9	1,089.2	224.7	157.2	(8.8)	76.3
Percentage growth			20.6%	14.4%	(0.8%)	7.0%

Net Revenue by Business Operating Unit
(In millions of Canadian dollars, except percentages)	Q1 2022	Q1 2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	296.1	244.2	51.9	48.3	(1.2)	4.8	2.0%
Water	204.0	191.4	12.6	3.8	(2.8)	11.6	6.1%
Buildings	199.9	184.1	15.8	—	(0.9)	16.7	9.1%
Environmental Services	211.5	138.6	72.9	58.6	(1.0)	15.3	11.0%
Energy & Resources	138.6	120.4	18.2	11.3	(1.0)	7.9	6.6%
Total	1,050.1	878.7	171.4	122.0	(6.9)	56.3
Percentage growth			19.5%	13.9%	(0.8%)	6.4%
Comparative figures have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current year.

Acquisitions in 2021 and strengthening market conditions in all of our geographies and businesses contributed to the net revenue increase of 19.5% in Q1 2022 compared to Q1 2021. Drivers contributing to growth included robust public infrastructure spending and private investment, growing project work related to the re-shoring of domestic production to strengthen local supply chain resilience and security, climate change and sustainability, global food security, and the energy transition.
Canada
In Canada, net revenue grew organically by 7.0% in the quarter as both private and public spending remains robust, driving strong performances across our business units. Major public projects in healthcare and the civic and education sectors drove growth in Buildings. Archeological work in support of a midstream energy project contributed to double-digit growth in our Environmental Services business. A strong housing market in western Canada and public spending in various roadway and transportation projects in Montreal and the Greater Toronto area contributed to overall growth in Infrastructure. Organic growth in our Transportation sector also reflects our continued support of British Columbia's recovery efforts from the extreme flooding that occurred late last year.

United States
Net revenue increased 16.8% in the quarter, reflecting acquisition and organic growth. Improving market momentum in the drivers affecting our US operations contributed to growth throughout our business units. Growth in Environmental Services was primarily due to strong demand for expertise in environmental assessments, permitting, and ecological work, and growth in the remediation sector. Strong growth in our Energy & Resources business was driven by an increase in mining projects driven by high commodity prices. Specific market sector recoveries contributed to growth and included the demand and stimulus for increased capacity in healthcare, and greater investments in civic and industrial sectors, benefiting our Buildings business and the industrial and residential land development sectors of our Community Development business.

Management’s Discussion and Analysis March 31, 2022	M-9	Stantec Inc.

Global
In our Global operations, net revenue grew 46.0% in the quarter, reflecting strong acquisition and organic net revenue growth, partly offset with foreign exchange impacts.

Growth momentum from 2021 continued in Q1 2022 and contributed to net organic revenue growth of 13.4%, with strong performance in our Water, Buildings, and Infrastructure businesses. Increased opportunities from both public and private clients contributed to organic growth in our Buildings business in Australia. Energy & Resources is benefiting from work in mining driven by high copper and other metal prices as well as client diversification, increased field services, and fewer pandemic-related restrictions. Infrastructure and Water growth was primarily in the New Zealand and UK markets.

Backlog
We define “backlog” as the total value of secured work that has not yet been completed where we have an executed contract or a letter of intent that management is reasonably assured will be finalized in a formal contract.

(In millions of Canadian dollars, except percentages)	Mar 31, 2022	Dec 31, 2021	Total Change	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,215.5	1,169.1	46.4	n/a	46.4	4.0%
United States	3,282.1	3,016.9	265.2	(30.4)	295.6	9.8%
Global	946.8	948.3	(1.5)	(8.2)	6.7	0.7%
Total	5,444.4	5,134.3	310.1	(38.6)	348.7
Percentage Growth			6.0%	(0.8)%	6.8%

Our contract backlog at March 31, 2022 of $5.4 billion grew organically 6.8%, or $348.7 million, and represents approximately 14 months of work, an increase of one month from December 31, 2021.

Increases in our contract backlog in Canada were primarily in our Environmental Services and Energy & Resources businesses. We continue to strengthen our US backlog with new contract awards, particularly in our Buildings, Energy & Resources, and Infrastructure businesses. Global backlog organic growth was primarily driven by our Energy & Resources, Environmental Services, and Infrastructure businesses.

Major Project Awards
In Canada, project highlights from the first quarter include a Stantec consortium being selected as prime consultant for the Barrie Wastewater Treatment Facility Upgrade Program in Barrie, Ontario. Once complete, the facility will be one of the most advanced nutrient removal system in North America. In western Canada, our Environmental Services team was awarded construction support services for the Springbank Reservoir project, part of ongoing flood risk and protection work along the Elbow River near Calgary, Alberta. Our Transportation team secured a contract with the Government of Alberta to act as prime consultant and technical expert for twinning the 46-kilometre (29-mile) portion of Highway 3 in southern Alberta.

In the United States, we secured work across our Community Development, Energy & Resources, and Smart Cities businesses for a proposed state-of-the-art 2,600-acre (1,052-hectare) logistics business park in California. Our US Energy & Resources teams across the country were awarded several projects that will address climate change and support the energy transition, including engineering services for the Gross Dam Raise and Reservoir Expansion Project construction phase, which address climate change and population growth in Colorado, as well as life-of-mine feasibility studies, early engineering, and execution planning for a copper mining project in the US southwest. We were also awarded a master services agreement to assist the California Department of Water Resources with developing a programmatic approach to on-call emergency engineering services to better predict, prepare for, respond to, and recover from climate and natural disaster.

Management’s Discussion and Analysis March 31, 2022	M-10	Stantec Inc.

In our Global operations, major projects awarded in the quarter include being selected by a major energy utility provider in the UK to provide design and project services for capital delivery projects and ongoing asset maintenance to support the UK's energy transition. Our UK Water teams were awarded a number of projects, and our Energy & Resources team secured continued work as owner's engineer for support of construction tendering for the 1,296-megawatt Coire Glas pumped storage power generation project at Invergarry in Scotland. In Peru, we were successful in winning pre-feasibility design work for waste storage facilities at a mining operation. In Australia, project highlights include design services for redevelopment and relocation of a mental health facility in New South Wales.

Project Margin
In general, project margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle. For a definition of project margin, refer to the Financial Performance section of our 2021 Annual Report (incorporated here by reference).

Project Margin by Reportable Segment
	Q1 2022		Q1 2021
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Canada	145.1	53.0%	136.6	53.3%
United States	290.5	54.7%	242.5	53.3%
Global	131.5	53.7%	87.3	52.0%
Total	567.1	54.0%	466.4	53.1%

Project Margin by Business Operating Unit
	Q1 2022		Q1 2021
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Infrastructure	159.8	54.0%	127.4	52.2%
Water	110.3	54.1%	101.4	53.0%
Buildings	108.7	54.4%	99.4	54.0%
Environmental Services	118.7	56.1%	76.3	55.1%
Energy & Resources	69.6	50.2%	61.9	51.4%
Total	567.1	54.0%	466.4	53.1%

In the quarter, project margin increased $100.7 million, or 21.6%, and as a percentage of net revenue, project margin increased 0.9% to 54.0%. Net revenue growth driven by the global economic recovery and acquisitions contributed to the project margin increase. Favorable project mix, increased selectivity in project pursuits, and continued discipline in our project execution resulted in higher project margin as a percentage of net revenue.

In Canada, project margin increased $8.5 million to $145.1 million as a result of growth in net revenue and was relatively consistent as a percentage of net revenue.

Project margin in the US operations increased $48.0 million or 19.8%, and increased 140 basis points to 54.7% as a percentage of net revenue in the quarter. We had solid project performance across all of our businesses, particularly in Infrastructure and Environmental Services from acquisitions completed in 2021, margin expansion in our Water and Buildings businesses and Energy sector due to project mix, and improved project execution in Environmental Services and Community Development.

Management’s Discussion and Analysis March 31, 2022	M-11	Stantec Inc.

In our Global operations, project margin increased $44.2 million to $131.5 million and increased 170 basis points to 53.7% as a percentage of net revenue in the quarter. Margin expansion was driven largely by strengthened project execution in our Australia Buildings, New Zealand Transportation, and Middle East Water businesses.

Administrative and Marketing Expenses
Our operations include higher administrative and marketing expenses in the first and fourth quarters as a result of the holiday season and seasonal weather conditions in the northern hemisphere, which, in turn, result in lower staff utilization. In the months after completing an acquisition, staff time charged to administration and marketing is generally higher as a result of integration activities, including orienting newly acquired staff. Also, as we transition out of the crisis phase of the pandemic, we expect certain discretionary costs to increase year over year (albeit, not to pre-pandemic levels).

Administrative and marketing expenses increased $84.6 million and as a percentage of net revenue were 40.6% in Q1 2022 compared to 38.9% in Q1 2021. The increases were largely attributed to business development efforts on major programs and bids and the protracted ramp-up of US activities affecting US utilization. Increased discretionary spending and integration costs, increased estimates for claim provisions, investments in internal resources to support growth and cybersecurity, and higher subscription costs for software solutions that are now cloud-based and expensed as incurred also contributed to higher costs in the current period. Partly offsetting these increases was a lower share-based compensation cost of $9.2 million.

Amortization of Intangible Assets
The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years and contract backlog are amortized over an estimated useful life of 1 to 3 years. Consequently, the impact of amortization can be significant in the reporting periods following an acquisition.

(In millions of Canadian dollars)	Q1 2022	Q1 2021
Client relationships	11.1	7.8
Backlog and other	7.9	0.8
Total amortization of acquired intangible assets	19.0	8.6
Software	5.3	4.7
Total amortization of intangible assets	24.3	13.3

Acquisitions completed in 2021 added $152.6 million to client relationships and $51.5 million to backlog and contributed to an increase in intangible amortization during the quarter.

Depreciation of Lease Assets
Depreciation of lease assets increased $3.7 million compared to the same quarter in 2021. The increase in depreciation is due to acquisitions made in 2021 which increased lease assets by approximately $80 million.

Net Interest Expense
Net interest expense increased $3.1 million in Q1 2022 compared to the same period in 2021. This was primarily due to higher draws on the revolving credit facility to fund the Cardno and CMEC acquisitions and share repurchases under our Normal Course Issuer Bid (NCIB), increases in lease liabilities from acquisitions previously completed, and higher interest rates on our credit facilities.

Management’s Discussion and Analysis March 31, 2022	M-12	Stantec Inc.

Other Income
Other income from our investments held for self-insured liabilities included a net gain of $1.7 million compared to a net gain of $5.6 million in Q1 2021. Unrealized gains and losses are non-cash adjustments and represent the fair value fluctuations in the equity markets.

Income Taxes
Our effective income tax rate decreased from 25.1% in Q1 2021 to 23.8% in Q1 2022 as a result of our tax planning and optimization strategies, and remained consistent with the annual effective tax rate of 23.7% in 2021.
Summary of Quarterly Results
The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information

	2022	2021				2020
(In millions of Canadian dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Gross revenue	1,313.9	1,185.3	1,168.3	1,134.0	1,089.2	1,126.1	1,177.9	1,205.6
Net revenue	1,050.1	916.2	932.9	908.3	878.7	861.7	916.5	951.1
Net income from continuing operations	44.8	16.6	70.0	63.2	50.9	14.9	62.1	52.6
Net income from discontinued operations	—	—	—	—	—	1.8	—	—
Net income	44.8	16.6	70.0	63.2	50.9	16.7	62.1	52.6
Diluted earnings per share
Continuing operations	0.40	0.15	0.63	0.57	0.46	0.13	0.55	0.47
Discontinued operations	—	—	—	—	—	0.02	—	—
Total diluted earnings per share	0.40	0.15	0.63	0.57	0.46	0.15	0.55	0.47
Continuing operations
Adjusted net income (note)	68.4	63.8	80.4	69.6	56.1	67.0	69.9	57.7
Adjusted diluted EPS (note)	0.61	0.57	0.72	0.62	0.50	0.60	0.62	0.52
note: Adjusted net income and adjusted EPS are non-IFRS measures further discussed in the Definitions section of this MD&A.
Quarterly EPS and adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted EPS are also affected by the change in the market price of our shares since we do not include dilutive options when the exercise price of the option is not in the money.

Management’s Discussion and Analysis March 31, 2022	M-13	Stantec Inc.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on net revenue:

	Q1 2022	Q4 2021	Q3 2021	Q2 2021
	vs.	vs.	vs.	vs.
(In millions of Canadian dollars)	Q1 2021	Q4 2020	Q3 2020	Q2 2020
Increase (decrease) in net revenue due to
Organic growth (retraction)	56.3	17.0	12.4	(8.3)
Acquisition growth	122.0	58.0	33.4	29.9
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(6.9)	(20.5)	(29.4)	(64.4)
Total net increase (decrease) in net revenue	171.4	54.5	16.4	(42.8)

We experience variability in our results of operations from quarter to quarter due to the nature of the sectors and geographic locations we operate in. In the first and fourth quarters, we see slowdowns related to winter weather conditions in the northern hemisphere and holiday schedules. The net increase in net revenue from Q1 2022 compared to Q1 2021 primarily reflects acquisition growth from revenues contributed by our acquisitions completed in the last twelve months and organic growth, partly offset by negative foreign exchange impact from the appreciation of the Canadian dollar. (See additional information on the operating results in our MD&A for each respective quarter.)

Management’s Discussion and Analysis March 31, 2022	M-14	Stantec Inc.

Statements of Financial Position
The following table highlights the major changes to assets, liabilities, and equity since December 31, 2021:

(In millions of Canadian dollars)	Mar 31, 2022	Dec 31, 2021

Total current assets	1,724.7	1,664.4
Property and equipment	227.5	233.7
Lease assets	449.1	476.5
Goodwill	2,172.1	2,184.3
Intangible assets	348.2	373.3
Net employee defined benefit asset	16.2	17.0
Deferred tax assets	46.8	48.3
Other assets	197.4	228.9
Total assets	5,182.0	5,226.4

Current portion of long-term debt	29.5	51.0
Current portion of provisions	71.0	36.7
Current portion of lease liabilities	111.2	123.9
All other current liabilities	924.8	967.8

Total current liabilities	1,136.5	1,179.4
Lease liabilities	522.6	545.0
Income taxes payable	8.8	8.9
Long-term debt	1,246.1	1,194.1
Provisions	125.2	122.6
Net employee defined benefit liability	54.1	58.7
Deferred tax liability	62.3	77.5
Other liabilities	38.5	38.0
Equity	1,987.5	2,001.7
Non-controlling interests	0.4	0.5
Total liabilities and equity	5,182.0	5,226.4

Refer to the Liquidity and Capital Resources section of this MD&A for an explanation of the changes in current assets, current liabilities, and shareholders’ equity.

The carrying amounts of assets and liabilities for our US and other foreign subsidiaries on our consolidated statements of financial position decreased slightly primarily due to the weakening US dollar and British pound relative to the Canadian dollar, offset by the strengthening of the Australian dollar relative to the Canadian dollar. Other factors that impacted our long-term assets and liabilities are indicated below.

Property and equipment decreased mainly because of depreciation expense, partly offset by additions of primarily engineering equipment and leasehold improvements. The decrease in intangible assets was primarily as a result of amortization partially offset by software additions. Lease assets decreased as a result of depreciation, partly offset by additions and lease modifications. Total current and long-term portions of other assets decreased mainly as a result of decreases in investments held for self-insured liabilities, including net sale of investments and unrealized fair value losses.

Total current and long-term portions of long-term debt increased $30.5 million due primarily to an increase in draws on our revolving credit facility, offset by decreases in notes payable and software financing obligations due to repayments made. Total current and long-term portions of lease liabilities decreased $35.1 million due to lease payments made, partly offset by additions, modifications, and interest accretion.

Management’s Discussion and Analysis March 31, 2022	M-15	Stantec Inc.

Net employee defined benefit liability decreased $4.6 million, and net employee defined benefit asset decreased $0.8 million for a combined net decrease in employee benefit obligations of $3.8 million. The decrease was primarily due to contributions made to the defined benefit pension plans.
Liquidity and Capital Resources
We are able to meet our liquidity needs through various sources, including cash generated from operations, long- and short-term borrowings from our $800 million revolving credit facility (with access to an additional $600 million subject to approval), our $310 million senior term loan, proceeds from the $300 million private placement of our senior unsecured notes, and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Working Capital
The following table summarizes working capital information at March 31, 2022, compared to December 31, 2021:

(In millions of Canadian dollars, except ratios)	Mar 31, 2022	Dec 31, 2021
Current assets	1,724.7	1,664.4
Current liabilities	1,136.5	1,179.4
Working capital (note)	588.2	485.0
Current ratio (note)	1.52	1.41
Note: Working capital is a non-IFRS measure that does not have a standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. We use working capital as a measure for assessing overall liquidity and it calculated by subtracting current liabilities from current assets. There is no directly comparable IFRS measure for working capital. Current ratio is calculated by dividing current assets by current liabilities.

The carrying amounts of assets and liabilities for our US subsidiaries and other foreign subsidiaries on our consolidated statements of financial position decreased slightly primarily due to the weakening of the US dollar and British pound relative to the Canadian dollar, offset by the strengthening of the Australian dollar relative to the Canadian dollar. Other factors that impacted our current assets and liabilities are indicated below.

Current assets increased primarily because of a collective net increase of $72.0 million in trade and other receivables, unbilled receivables, and contract assets and an increase in prepaid expenses of $15.1 million for subscription renewal fees paid for certain cloud-based software solutions. The increase in other receivables included an insurance recovery related to a preliminary claim settlement. Partly offsetting these increases were decreases in cash and deposits of $1.7 million (explained in the Cash Flows section of this MD&A) and the current portion of other assets of $10.3 million (explained in the Statement of Financial Position section of this MD&A).
•Our DSO, defined in the Definitions section of this MD&A, was 75 days at March 31, 2022, consistent with December 31, 2021 and March 31, 2021, reflecting our continued effort and focus on collection activities.
•The aging of total trade receivables greater than 31 days improved from December 31, 2021, decreasing 3.4% as a percentage of total trade receivables or $31.5 million. This is a reflection of consistent collection efforts.
Current liabilities decreased. Decreases in trade and other payables, deferred revenue, and the current portions of lease liabilities and long-term debt (both explained in the Statement of Financial Position section of this MD&A) were

Management’s Discussion and Analysis March 31, 2022	M-16	Stantec Inc.

offset by increases in bank indebtedness (explained in the Cash Flows section of this MD&A) and provisions due primarily to a preliminary settlement of a claim for which we have third-party insurer coverage and a corresponding insurance recovery recorded in Trade and other receivables, and an increase in estimates for claim provisions.

Cash Flows
Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and are summarized below:

	Quarter Ended Mar 31,
(In millions of Canadian dollars)	2022	2021	Change
Cash flows from operating activities	6.0	55.7	(49.7)
Cash flows from (used in) investing activities	28.4	(23.6)	52.0
Cash flows used in financing activities	(24.3)	(61.9)	37.6

Cash Flows From Operating Activities
Cash flows from operating activities were $6.0 million, which decreased $49.7 million compared to 2021. First quarter operating activities typically result in cash outflows due to a lower level of activity in the winter season and the timing of payment for our short-term incentive program. Positive operating cash flow in Q1 2022 was driven by acquisitions completed in late 2021 and improved market conditions, offset by higher cash paid to employees, reflecting our increased workforce and a higher wage environment relative to Q1 2021.

Cash Flows From (Used in) Investing Activities
Cash flows provided by investing activities were $28.4 million, a $52.0 million increase in the inflow of cash compared to 2021. This was due primarily to an increase in net proceeds from investments held for self-insured liabilities of $37.2 million and a decrease in cash used for business acquisitions of $16.8 million, offset by an increase in the purchase of property and equipment and intangible assets of $5.1 million.

Cash Flows Used in Financing Activities
Cash flows used in financing activities were $24.3 million, a $37.6 million decrease compared to 2021. The quarter included increased draws from our revolving credit facility and bank indebtedness of $88.6 million, partly offset by $10.8 million in higher repayments for notes payable and software financing obligations and leases, $28.6 million in share repurchases for cancellation, and lower proceeds of $10.5 million from the issuance of share capital.

Capital Management
Our objective in managing Stantec's capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA (actual trailing twelve months) of less than 2.0 to 1.0. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

Management’s Discussion and Analysis March 31, 2022	M-17	Stantec Inc.

(In millions of Canadian dollars, except ratios)	Mar 31, 2022	Dec 31, 2021
Current and non-current portion of long-term debt	1,275.6	1,245.1
Less: cash and deposits	(192.2)	(193.9)
Bank indebtedness	20.6	7.2
Net debt	1,104.0	1,058.4
Shareholders' equity	1,987.5	2,001.7
Total capital managed	3,091.5	3,060.1
Trailing twelve months adjusted EBITDA from continuing operations (note)	596.9	573.8
Net debt to adjusted EBITDA ratio (note)	1.8	1.8
See the Definitions section of this MD&A for our discussion of non-IFRS measures used.

At March 31, 2022, our net debt to adjusted EBITDA was 1.8x, falling within our stated internal guideline. Our net debt to adjusted EBITDA ratio is at the higher end of our internal range primarily as result of our recent acquisitions, most notably, our acquisition of Cardno in December 2021 which resulted in higher draws on our revolving credit facility. Draws were also made to repurchase shares under our NCIB.

Stantec has senior unsecured notes of $300 million outstanding and syndicated credit facilities consisting of a senior revolving credit facility of a maximum of $800 million, a $310 million term loan in two tranches, and access to additional funds of $600 million through an accordion feature.

We are required to comply with certain covenants as part of our syndicated credit facilities and notes. The key financial covenants include, but are not limited to, ratios that measure our debt relative to our profitability (as defined by the credit facilities agreement).

At March 31, 2022, $165.4 million was available in our revolving credit facility for future activities, and we were in compliance with the covenants related to our credit facilities as at and throughout the period ended March 31, 2022.

Shareholders’ Equity
Shareholders’ equity decreased $14.2 million from December 31, 2021. Shares repurchased under our NCIB of $28.6 million, dividends declared of $20.0 million, and an other comprehensive loss of $19.5 million related to exchange differences on translation of our foreign subsidiaries were partly offset with increases from net income of $44.8 million earned in the first quarter of 2022 and share options exercised for cash of $9.9 million.

Our NCIB on the TSX was renewed on November 9, 2021, enabling us to repurchase up to 5,559,312 of our common shares during the period November 16, 2021, to November 15, 2022. We also have an Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.

We believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the repurchase of outstanding common shares are an appropriate use of available Company funds. We repurchased 460,657 common shares for an aggregated price of $28.6 million during the first quarter of 2022. In the same period of 2021, we did not repurchase any common shares.

Management’s Discussion and Analysis March 31, 2022	M-18	Stantec Inc.

Other
Outstanding Share Data
At March 31, 2022, 111,183,376 common shares and 537,724 share options were outstanding. From April 1, 2022, to May 11, 2022, 70,793 share options were exercised, no share options were forfeited, and 386,273 shares were repurchased under our Automatic Share Purchase Plan. At May 11, 2022, 110,867,896 common shares and 466,931 share options were outstanding.

Contractual Obligations
The nature and extent of our contractual obligations did not change materially from those described in the contractual obligations section of our 2021 Annual Report (incorporated here by reference). Management believes sufficient liquidity is available to meet our contractual obligations as at March 31, 2022.

Off-Balance Sheet Arrangements
The nature and extent of our off-balance sheet arrangements did not change materially from those described in the off-balance sheet arrangements section outline in our 2021 Annual Report (incorporated here by reference).

Financial Instruments and Market Risk
At March 31, 2022, the nature and extent of our use of financial instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2021 Annual Report (incorporated here by reference).

We continue to hold an interest rate swap to manage the fluctuation in floating interest rates on Tranche C of our term loan. The agreement matures on June 27, 2023 and has the effect of converting the variable interest rate associated with $160 million of our term loan into a fixed interest rate of 2.295% plus an applicable basis points spread.

We also continue to hold total return swap (TRS) agreements with a financial institution to manage a portion of our exposure to changes in the fair value of our shares for certain cash-settled share-based payment obligations. The TRS agreements fix the impact that our share price has on the payments required to settle the obligations for the majority of our restricted share units and deferred share units.

Related-Party Transactions
Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 34 of our audited consolidated financial statements for the year ended December 31, 2021 (included in our 2021 Annual Report and incorporated here by reference). At March 31, 2022, the nature and extent of these transactions were not materially different from those disclosed in the 2021 Annual Report.
Critical Accounting Estimates, Developments, and Measures
Critical Accounting Estimates
The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results.

There has been no significant change in our critical accounting estimates in Q1 2022 from those described in our 2021 Annual Report in the Critical Accounting Estimates, Developments, and Measures section and in note 5 of our December 31, 2021, audited consolidated financial statements (incorporated here by reference), which included considerations for the impacts of the continuing COVID-19 pandemic. The Russian invasion of Ukraine has also contributed to increased economic and financial volatility. These disruptions are expected to be near term and the extent of the impacts on financial performance will depend on certain developments, including the duration of the

Management’s Discussion and Analysis March 31, 2022	M-19	Stantec Inc.

pandemic, and the resolution of the war in Ukraine and broad sanctions against Russia. Uncertainty remains on the length of time it will take for the financial impacts to reverse. We will continue to monitor the impact on our operations and financial position. Actual results could differ from estimates.

Recent Accounting Pronouncements
Certain amendments disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2022 (incorporated by reference) had an effective date of January 1, 2022, but did not have a material impact on the consolidated financial statements or accounting policies for the quarter ended March 31, 2022.

Future Adoptions
Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 6 of our 2021 audited consolidated financial statements (incorporated here by reference).

Definitions of Non-IFRS and Other Financial Measures
This MD&A includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are defined below. These non-IFRS and other financial measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Adjusted Measures
We use several adjusted financial measures because we believe they are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance). These adjusted measures also provide supplemental measures of operating performance and improve comparability of operating results from one period to another, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS financial measures. Unless otherwise noted, a reconciliation of these adjusted measures to the most directly comparable IFRS measure is included on page M-6.

Adjusted EBITDA represents net income from continuing operations before interest expense, income taxes, depreciation of property and equipment, depreciation of lease assets, amortization of intangible assets, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and other adjustments for other specific items that are significant but are not reflective of our underlying operations. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted EBITDA as a measure of pre-tax operating cash flow. There is no directly comparable IFRS measure for adjusted EBITDA.

Adjusted Net Income represents net income from continuing operations excluding the amortization of intangibles acquired through acquisitions, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and adjustments for other specific items that are significant but are not reflective of our underlying operations, all on an after-tax basis. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted net income as a measure of overall profitability. The most comparable IFRS measure for adjusted net income is net income.

Adjusted Earnings Per Share (EPS) is calculated by dividing adjusted net income (defined above) by the basic and diluted weighted average number of shares outstanding, respectively. The most comparable IFRS measure for adjusted EPS is earnings per share.

Management’s Discussion and Analysis March 31, 2022	M-20	Stantec Inc.

Adjusted Return on Invested Capital (ROIC) represents our full year adjusted net income (defined above) before tax-adjusted interest relative to our average aggregate net debt and adjusted shareholders’ equity, determined annually. Average net debt and adjusted shareholders’ equity are calculated using balances from past years. Adjusted shareholders’ equity includes the impact of adjusted net income from continuing operations (as defined above). We use adjusted ROIC to evaluate annual returns generated on our debt and equity capital. There is no directly comparable IFRS measure for adjusted ROIC or adjusted net income before tax-adjusted interest. The most directly comparable measure for adjusted shareholders’ equity is shareholders’ equity.

Net Debt to Adjusted EBITDA. As part of our assessment of our capital structure, we monitor net debt to adjusted EBITDA. It is defined as the sum of (1) long-term debt, including current portion, and bank indebtedness, less cash and deposits, divided by (2) adjusted EBITDA (as defined above). There is no directly comparable IFRS measure for net debt to adjusted EBITDA. Net debt to adjusted EBITDA is quantified in the Liquidity and Capital Resources section on page M-16.

Days Sales Outstanding (DSO). DSO is a metric we use to evaluate the efficiency of our working capital. It represents the average number of days to convert our trade and other receivables, unbilled receivables, contract assets, and deferred revenue to cash. We calculate DSO by annualizing gross revenue for the quarter as reported under IFRS. There is no directly comparable IFRS measure for DSO.

Free Cash Flow. Free cash flow is a non-IFRS measure we use to monitor the availability of discretionary cash as part of our capital management. It is defined as operating cash flows less capital expenditures and net lease payments. There is no directly comparable IFRS measure for free cash flow. A reconciliation of cash flows from operating activities as reported under IFRS to free cash flow is included in the Additional Reconciliations of Non-IFRS Financial Measures on page M-22.

Margin. We calculate margin as a percentage of net revenue and apply this calculation to various non-IFRS and other financial measures. We monitor margin or percentages of net revenue for adjusted EBITDA, adjusted net income, project margin and administrative and marketing expenses in comparison to our internal targets. There is no directly comparable IFRS measure for margin.

Organic Growth (Retraction) and Acquisition Growth. To evaluate our performance, we quantify the change in revenue and backlog as either related to organic growth (retraction), acquisition growth, or the impact of foreign exchange. Revenue earned by acquired companies in the first 12 months following an acquisition is reported as growth from acquisitions and thereafter as organic growth (retraction). Backlog from acquired companies is reported as growth from acquisitions in the quarter acquired and thereafter as organic growth (retraction). Organic growth (retraction) excludes the impact of foreign currency fluctuations. From time to time, we also quantify the impacts of certain unusual events to organic growth (retraction) to provide useful information to investors to help better understand our financial results. There are no directly comparable IFRS measures. Reconciliations of net revenue by reportable segment and business operating unit and additional information on backlog are included in the Financial Performance section for revenue on pages M-8 to M-9 and for backlog on page M-10.

Constant Currency Basis and Impact of Foreign Exchange. We monitor the impact of changing foreign exchange rates, quantify foreign exchange impacts, and, from time to time, prepare analyses on a constant currency basis (i.e., excluding the impact of foreign exchange) to better understand changes in activity. There are no directly comparable IFRS measures.

Compound Annual Growth Rate (CAGR). CAGR is a metric we use to evaluate the growth in our business. It represents the growth rate over a period of time on an annual compounded basis. There is no directly comparable IFRS measure for CAGR.

Management’s Discussion and Analysis March 31, 2022	M-21	Stantec Inc.

Additional Reconciliations of Non-IFRS Financial Measures

Free Cash Flow

(In millions of Canadian dollars)	Q1 2022	Q1 2021
Net cash flows from operating activities	6.0	55.7
Less: capital expenditures (property and equipment and intangible assets)	(12.9)	(7.8)
Less: net lease payments	(36.8)	(32.2)
Free cash flow (note)	(43.7)	15.7
See the Definitions section of this MD&A for a discussion of free cash flow, a non-IFRS measure.
Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on the evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective at such date.

Changes in Internal Controls over Financial Reporting
There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a–15 or 15d–15 under the Securities Exchange Act of 1934 that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors
For the quarter ended March 31, 2022, there has been no significant change in our risk factors from those described in our 2021 Annual Report (incorporated here by reference), except for the following:

War in Ukraine may result in additional risks to our business.
Many countries around the world, including the US, Canada and the UK, have implemented sanctions on conducting business with Russian and Belarusian entities and individuals. Non-compliance with such sanctions may expose Stantec to government enforcement as well as reputational risk.

Stantec does not currently have any offices or projects in Ukraine. Additionally, we have no offices or projects in Russia or Belarus, nor do we have any clients there. We will continue to do due diligence to ensure that we are not working with any sanctioned entities or individuals.

Subsequent Events
Barton Willmore
On April 1, 2022, we purchased the assets of Barton Willmore LLP and all the shares of Barton Willmore Holdings Limited (collectively Barton Willmore) for cash consideration and notes payable. Barton Willmore is a 300-person firm based in the United Kingdom. The firm provides planning and design services for both public and private clients across all development sectors, with specific expertise in the residential space. This addition further strengthens our Infrastructure operations in the Global CGU.

Management’s Discussion and Analysis March 31, 2022	M-22	Stantec Inc.

Normal Course Issuer Bid
From April 1, 2022, to May 11, 2022, pursuant to our NCIB, we repurchased and cancelled 386,273 common shares at a cost of $23.3 million.

Dividends
On May 11, 2022, our Board of Directors declared a dividend of $0.18 per share, payable on July 15, 2022, to shareholders of record on June 30, 2022.
Caution Regarding Forward-Looking Statements
Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlooks or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2022 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of of outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:
•Our vision to remain a top tier global design firm;
•Our belief that Stantec remains strongly positioned to capture opportunities arising from infrastructure and stimulus spending;
•Our expectations regarding the war in Ukraine and the associated economic sanctions, and their potential effects on our business operations;
•Our expectation to remain on schedule to complete the integration of Cardno and several recently acquired firms;
•Our expectation that cash inflow will increase over the remainder of the year as a result of higher activities;
•Our financial targets for 2022, namely:
•Net revenue growth of 18% to 22%;
•Adjusted EBITDA as percent of net revenue of 15.3% to 16.3%;
•Adjusted net income as percent of net revenue at or above 7.5%;
•Adjusted ROIC above 10.5%;
•Our expectations in the Outlook section:
◦Demand for sustainable solutions will continue to grow, and we will deliver on our record high backlog on the strength of our industry position and synergies achieved through acquisition integration;
◦Net revenue growth to be between 18% to 22% and that organic net revenue growth to be in the mid to high-single digits, supported by momentum from record-high US backlog, and project opportunities arising from the US infrastructure stimulus bill, continued robust activities in Canada, and strong economic growth from continued demand and stimulus in infrastructure sectors in Global;
◦EBITDA margin and adjusted net income margin to be in the higher end of the range in the second half of 2022;

Management’s Discussion and Analysis March 31, 2022	M-23	Stantec Inc.

•Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section, based in part on the design of our business model; and
•Our expectations in the Critical Accounting Estimates, Developments and Measures section.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended March 31, 2022, there has been no significant change in our risk factors from those described in our 2021 Annual Report (incorporated here by reference).

Assumptions
In determining our forward-looking statements, we consider material factors, including assumptions about the performance of Canadian, US, and various international economies and their effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2022 are listed in the Cautionary Note Regarding Forward-Looking Statements section of our 2021 Annual Report (incorporated here by reference). The following information updates and therefore supersedes those assumptions.
•In our 2021 Annual Report, our outlook forecast assumed that the Canadian dollar would strengthen compared to the US dollar and weaken compared to the British pound. In the first quarter of 2022, the average US dollar increased from $1.25 (US$0.80) reported in 2021 to $1.27 (US$0.79) and the average British pound decreased slightly from $1.72 (£0.58) reported in 2021 to $1.70 (£0.59).
•Our effective income tax rate, without discrete transactions, is expected to be in the range of 23.2% to 24.2% and was considered based on the tax rates in place as of December 31, 2021, as well as our mix of expected average earnings for the countries we operate in.
•The Canadian unemployment rate—5.9% at the end of 2021—improved to 5.3% as of March 2022 and is expected to further improve in 2022. In the United States, the unemployment rate—3.9% at the end of 2021—improved to 3.6% as of March 2022 and is expected to improve further in 2022.
•In the United States, the forecasted seasonally adjusted annual rate of total housing starts for 2022 was expected to be 1.6 million. This has since been revised to 1.7 million at March 2022, an expected increase of approximately 4% over 2021, reflecting a solid residential real estate market. In Canada, the number of total housing starts in 2022 was forecasted to be in line with 2021. As of Q1 2022, new housing construction in Canada decreased 12% over Q1 2021.

Management’s Discussion and Analysis March 31, 2022	M-24	Stantec Inc.

•The American Institute of Architects ABI (architectural billing index) has increased to 58.0 as of March 2022 from 52.0 at the end of 2021, as the value of new design contracts show strong growth despite ongoing concerns about rising inflation.
The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of May 11, 2022, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2022, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis March 31, 2022	M-25	Stantec Inc.